SECUR 05042188 SION

RECEIVED APR 01 2005 SEC MAIL PROCESSING SECTION WASH, D.C. 209

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49017

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harvest Capital Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8184 MADRILLON OAKS COURT

(No. and Street)

VIENNA	VIRGINIA	22182
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT DENNIS COTTO 202-524-1013

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM J. CHAN

(Name – *if individual, state last, first, middle name*)

4211 8TH AVENUE BROOKLYN	NEW YORK	11232	
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 25 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DENNIS COTTO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HARVEST CAPITAL INVESTMENTS, LLC, as of MARCH 31, 2005, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHAIRMAN

Title

Notary Public 8/3/08

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILLIAM J. CHAN
Certified Public Accountant Accounting-Auditing-Bookkeeping-Taxation
4211 8th Avenue Brooklyn, NY 11232 Tel: (718) 437 -1816 Fax: (718) 437-3887

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Harvest Capital Investment, LLC

I have audited the accompanying balance sheet of Harvest Capital Investments, LLC as of December 31, 2004, and the related statements of income, retained earnings, and cash flows for the year ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An Audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principle used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

My examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The supplemental schedule listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Security Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements. In my opinion, financial statements referred to above present fairly, in all material respects, financial position of Harvest Capital Investments, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

William J. Chan, C.P.A.
4211 8th Avenue
Brooklyn, NY 11232

March 28, 2005

HARVEST CAPITAL INVESTMENTS, LLC
BALANCE SHEET
AS OF DECEMBER 31,2004

ASSETS

	2004
CURRENT ASSETS	
Petty Cash	$ 6,876.92
Checking Account - First Union	48.14
Money Market - First Union	10,258.36
Accounts Receivable	-
Total Current Assets	$ 17,183.42
FIXED ASSETS	
Equipment	$ 7,018.57
Accumulated Depreciation	(7,018.57)
Total Fixed Assets	$ -
OTHER ASSETS	
Due From Members	7,481.32
Prepaid Rent	1,848.00
Total Other Assets	9,329.32
TOTAL ASSETS	26,512.74

LIABILITIES & STOCKHOLDERS EQUITY

CURRENT LIABILITIES	
Liabilities	$ 1,250.00
Total Current Liabilities	$ 1,250.00
TOTAL LIABILITIES	
CAPITAL	
Members Equity	$ 133,035.39
Retained Earnings	(107,772.65)
Total Members Equity	$ 25,262.74
TOTAL LIABILITIES & STOCKHOLDERS EQUITY	$ 26,512.74

HARVEST CAPITAL INVESTMENTS, LLC
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2004

	2004
INCOME	
Commission	41,446.28
Total Income	41,446.28
EXPENSES	
Auto	690.46
Bank Charges	1,434.60
Depreciation	166.11
Licenses & Fees	7,645.05
Bad Debt Expense	4,264.24
Rent	1,848.00
Telephone	2,712.22
Consulting	9,189.00
Entertainment	8,020.21
Office	(230.00)
Utilities	1,948.62
Travel	2,000.00
Total Expense	39,688.51
INCOME FROM OPERATIONS	1,757.77
OTHER INCOME (EXPENSES)	
Interest Income	33.59
Total Other Income	33.59
NET INCOME BEFORE INCOME TAX	1,791.36
INCOME TAXES	-
NET INCOME (LOSS)	1,791.36

HARVEST CAPITAL INVESTMENTS, LLC
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

BALANCE JANUARY 1, 2004	(109,564.01)
NET INCOME FOR THE PERIOD	1,791.36
BALANCE DECEMBER 31, 2004	(107,772.65)

HARVEST CAPITAL INVESTMENTS, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED DECEMBER 31, 2004

	12/31/2004
CASH FLOW FROM OPERATING ACTIVITIES	
Net Income (Loss)	1,791.36
Adjustments to Reconcile Cash Flow	
Depeciation	166.11
Amortization	
Decrease (Increase) in Current Assets	
Accounts Receivable	9,998.12
Due From Members	(7,481.32)
Prepaid Rent	(1,848.00)
Increase (Decrease) in Current Liabilities	
Accounts Payable	1,250.00
Clearing Payable	-
Deposits Payable	-
Total Adjustments	2,084.91
Cash Provided (Used) by Operations	3,876.27
CASH FLOW FROM INVESTING ACTIVITIES	
Sales (Purchase) of Assets	-
Assets	-
Cash from Investing Activities	-
CASH FLOW FROM FINANCING ACTIVITIES	
Cash (Used) or Provided By : Dividends	
Prior Year Correction	-
Cash from Financing Activities	-
NET INCREASE (DECREASE) IN CASH	3,876.27
CASH AT BEGINNING OF PERIOD	13,307.00
CASH AT END OF PERIOD	17,183.27

HARVEST CAPITAL INVESTMENTS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity
The company is a discount brokerage firm formed for the purpose of generating commissions from buying and selling securities for customers.

Income Per Share
This is an LLC, therefore there are no shares of stock.

Income Taxes
The Company is an LLC and has elected to be taxed as a Partnership, therefore no income taxes are owed at the Company level.

Depreciation Expense
Depreciation of property, plant and equipment is provided using the straight line method for financial reporting purposes at rates based on the following estimated useful life.

Machinery & Equipment	3-10 Years
Furniture & Fixtures	5-10 Years
Leasehold Improvements	5-10 Years

Expenditure for major renewals and betterments which extend the useful lives of property and cost over $100.00 are capitalized. Expenditure for maintenance and repairs are expenses.

Compliance Examiner
National Association of Securities Dealers

After examination of Harvest Capital Investments, LLC as of the date of this letter, I find no evidence that Harvest Capital Investments, LLC conducts any practices that would cause it to lose its exemption to regulation 15c3-3 under rule K(2)(iii).

Harvest Capital Investments, LLC is an introducing broker, which clears all transaction on a fully disclosed basis with a clearing broker, HSBC. Harvest Capital Investments, LLC does not handle customer funds or securities. All customers are instructed to send funds or securities directly to HSBC.

William J. Chan, C.P.A.
March 28, 2005

HARVEST CAPITAL INVESTMENTS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

COMPUTATION OF REGULATORY CAPITAL:	
Stockholder's equity	25,262.74
Non - Allowable Asset	
Receivable from Brokers/Dealer	-
Petty Cash	6,876.92
Due from Members	7,481.57
Prepaid Rent	1,848.00
	16,206.49
Net Capital	9,056.25
AGGREGATE INDEBTEDNESS	1,250.00
MINIMUM NET CAPITAL REQUIRED	5,000.00
CAPITAL IN EXCESS OF MINIMUM REQUIREMENTS	4,056.25
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.14

There are no material difference between the computation of net capital under rule 15c3-1 reflected above and the computation included in the Company's corresponding unaudited December 31, 2004 Form X-17A-5 Part IIA filing

WILLIAM J. CHAN
Certified Public Accountant Accounting-Auditing-Bookkeeping-Taxation
4211 8th Avenue Brooklyn, NY 11232 Tel: (718) 437-1816 Fax: (718) 437-3887

INDEPENDENT AUDITOR'S REPORT

Board of Directors:
Harvest Capital Investments, LLC

I have examined the financial statements of Harvest Capital Investments, LLC for the year ended December 31, 2004 and have issued my report thereon dated March 28, 2005. As part of my examination, I made a study and evaluation of the Company's system on internal accounting control (which included the procedures for safeguarding securities) to the expent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Consolidated Capital Management, Inc. that I considered relevant to the objectives stated in Rule 17a-5(g). I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(ii) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers nor perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal accounting control procedures or the practice and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My Study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Consolidated Capital Management, Inc. taken as a whole. However, my study and evaluation disclosed no conditions that I believe to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices an procedures that do not accomplish such objectives in all material respects indicated a material inadequacy for such purposes. Based on this understanding an on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

William J. Chan, C.P.A.
March 28, 2005